UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-16791

Dover Downs Gaming & Entertainment, Inc.

(Exact name of registrant as specified in its charter)

1131 North DuPont Highway

Dover, Delaware 19901

(302) 674-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.10 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1.

Effective as of March 28, 2019, Dover Downs Gaming & Entertainment, Inc. (“Dover Downs”) became an indirect wholly owned subsidiary of Twin River Worldwide Holdings, Inc. (“Twin River”) by way of a merger transaction (such transaction, the “Merger”). As a result of the Merger, all shares of common stock of Dover Downs have been cancelled and only represent the right to receive shares of common stock of Twin River.

Date: April 8, 2019

Premier Entertainment III, LLC
(as successor by merger to Dover Downs
Gaming & Entertainment, Inc.)

By:	/s/ Craig L. Eaton
	Name:	Craig L. Eaton
	Title:	Executive Vice President, General Counsel and Secretary